UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (Rule 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NETWORK EQUIPMENT TECHNOLOGIES, INC. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)
641208103 (CUSIP Number of Underlying Class of Securities)
Michael McKay 6900 Paseo Padre Parkway Fremont, CA 94555-3660 (510) 713-7300 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Timothy Hoxie Jones Day 555 California Street, Suite 2600 San Francisco, CA 94104 (415) 626-3939
Calculation of Filing Fee
Transaction Valuation(*)	Amount of Filing Fee(**)
$3,182,955.51	$177.61

(*)

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that options to purchase 1,579,098 shares of Common Stock of Network Equipment Technologies, Inc. having an aggregate value of $3,182,955.51 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Hull-White II Trinomial Lattice Model.

(**)

Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 per $1,000,000 of the value of the transaction.

[  ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2009, by Network Equipment Technologies, Inc., a Delaware corporation (the “Company”), relates to the offer (the “Offer”) by the Company to certain of its employees to exchange certain of their outstanding options to purchase the Company’s Common Stock, par value $0.01 per share (“Common Stock”) that were granted on or before August 13, 2008 (“eligible options”) for restricted shares of our Common Stock (“restricted shares”). The Offer is being made upon the terms and subject to the conditions described in the offer to exchange dated August 13, 2009 (the “Offer to Exchange”) and the related letter of participation (the “Letter of Participation”). The terms and conditions of the Offer are set forth in the Offer to Exchange and the accompanying Letter of Participation, which are filed as exhibits (a)(1) and (a)(2), respectively, hereto.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Network Equipment Technologies, Inc., and the address and telephone number of its principal executive office is 6900 Paseo Padre Parkway, Fremont, CA  94555-3660, (510) 713-7300.

(b) Securities.

The information set forth in the Offer to Exchange under “Eligibility; Issuance of Restricted Shares; Expiration Date” and “Source and Amount of Consideration; Terms of Restricted Shares” is incorporated herein by reference.

(c) Trading Market and Price.

The eligible options are not publicly traded. The information set forth in the Offer to Exchange under “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the filing person and the subject company.  See Item 2(a) of this Schedule TO.  The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Purpose of the Offer”, “Procedures; Acceptance of Options”, “Withdrawal Rights”, “Acceptance of Options for Cancellation; Issuance of Restricted Shares”, “Source and Amount of Consideration; Terms of Restricted Shares”, “Interests of Directors and Officers; Transactions and Arrangements About the Options”, “Status of Options We Acquire in the Offer; Accounting Consequences of the Offer”, “Material United States Tax Consequences”, “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements about the Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the Subject Company's securities.

The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of Restricted Shares” and “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under “Purpose of the Offer” and “Acceptance of Options for Cancellation; Issuance of Restricted Shares” is incorporated herein by reference.

(c) Plans.

None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of Restricted Shares” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements about the Options” is incorporated herein by reference.

 (b) Securities Transactions.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements about the Options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

None.

Item 10. Financial Statements.

(a) Financial Information.

The information for (1) the fiscal years ended March 28, 2008 and March 27, 2009 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s annual report on Form 10-K as filed with the Commission on May 22, 2009 (the “Annual Report”); (2) the three-months ended June 26, 2009 set forth under “Item 1. Financial Statements (unaudited)” in the Company’s quarterly report on Form 10-Q as filed with the Commission on August 4, 2009 (the “Quarterly Report”); and (3) the information set forth in the Offer to Exchange under “Information About Network Equipment Technologies—Summarized Financial Information” is incorporated herein by reference. A copy of the Annual Report and the Quarterly Report will be made available to any eligible participants in the Offer upon request.

 (b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)

Offer to Exchange, dated August 13, 2009

(a)(2)

Form of Letter of Participation

(a)(3)

Form of Withdrawal Letter

(a)(4)

Email to Eligible Participants, dated August 13, 2009

(a)(5)

Form of Email Confirmation of Receipt of Letter of Participation or Withdrawal Letter

(a)(6)

Network Equipment Technologies, Inc. annual report on Form 10-K for the fiscal year ended March 27, 2009 (filed with the Commission on May 22, 2009 and incorporated herein by reference)

(a)(7)

Network Equipment Technologies, Inc. quarterly report on Form 10-Q for the three months ended June 26, 2009 (filed with the Commission on August 4, 2009 and incorporated herein by reference)

(d)(1)

Network Equipment Technologies, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 of the Company’s annual report on Form 10-K for the fiscal year ended March 27, 2009, filed with the Commission on May 22, 2009)

(d)(2)

Network Equipment Technologies, Inc. Amended and Restated 1993 Stock Option Plan, as amended May 16, 2003 (incorporated by reference to Exhibit 10.31 of the Company’s annual report on Form 10-K for the fiscal year ended March 28, 2003, filed with the Commission on June 19, 2003)

(d)(3)

Network Equipment Technologies, Inc. Amended and Restated 1997 Stock Option Program, as amended April 16, 2002 (incorporated by reference to Exhibit 99.8 of the Company’s annual report on Form 10-K for the fiscal year ended March 29, 2002, filed on June 18, 2002)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NETWORK EQUIPMENT TECHNOLOGIES, INC. By: /s/ FRANK SLATTERY Name: Frank Slattery Title: Vice President & General Counsel Date: August 13, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(a)(1)

Offer to Exchange, dated August 13, 2009

(a)(2)

Form of Letter of Participation

(a)(3)

Form of Withdrawal Letter

(a)(4)

Email to Eligible Participants, dated August 13, 2009

(a)(5)

Form of Email Confirmation of Receipt of Letter of Participation or Withdrawal Letter

(a)(6)

Network Equipment Technologies, Inc. annual report on Form 10-K for the fiscal year ended March 27, 2009 (filed with the Commission on May 22, 2009 and incorporated herein by reference)

(a)(7)

Network Equipment Technologies, Inc. quarterly report on Form 10-Q for the three months ended June 26, 2009 (filed with the Commission on August 4, 2009 and incorporated herein by reference)

(d)(1)

Network Equipment Technologies, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 of the Company’s annual report on Form 10-K for the fiscal year ended March 27, 2009, filed with the Commission on May 22, 2009)

(d)(2)

Network Equipment Technologies, Inc. Amended and Restated 1993 Stock Option Plan, as amended May 16, 2003 (incorporated by reference to Exhibit 10.31 of the Company’s annual report on Form 10-K for the fiscal year ended March 28, 2003, filed with the Commission on June 19, 2003)

(d)(3)

Network Equipment Technologies, Inc. Amended and Restated 1997 Stock Option Program, as amended April 16, 2002 (incorporated by reference to Exhibit 99.8 of the Company’s annual report on Form 10-K for the fiscal year ended March 29, 2002, filed on June 18, 2002)